SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
           Section 13 and 15(d) of the Securities Exchange Act of 1934

                       Commissioner File Number: 33-97876

                            Illuminet Holdings, Inc.
             (Exact name of registrant as specified in its charter)

                   4501 Intelco Loop, Lacey, Washington 98503
                            Telephone: (360) 493-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Illuminet Common Stock and Illuminet Series A Preferred Stock
            (Title of each class of securities covered by this Form)

                                      None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)       [  ]     Rule 12h-3(b)(1)(ii)      [  ]
        Rule 12g-4(a)(1)(ii)      [  ]     Rule 12h-3(b)(2)(i)       [  ]
        Rule 12g-4(a)(2)(i)       [  ]     Rule 12h-3(b)(2)(ii)      [  ]
        Rule 12g-4(a)(2)(ii)      [  ]     Rule 15d-6                [X]
        Rule 12g-3(b)(1)(i)       [  ]

         Approximate number of holders of record as of the certification or notice date: 265 holders of Illuminet Common Stock (40 of which also hold Illuminet Series A Preferred Stock), and 83 holders of Illuminet Series A Preferred Stock (40 of which also hold Illuminet Common Stock)





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         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934
Illuminet Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: April 8, 1998                    By: /s/ David E. Weiss
                                       Position:  Vice President Finance &
                                                  Secretary/Treasurer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.



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